Exhibit 17.1

August 24 , 2010

86 Winding River Road

Needham, Ma. 02492

Mr. Francis J. Martin

President and Chief Executive Officer

NMT Medical, Inc.

27 Wormwood Street

Boston, Ma. 02210-1625

Dear Mr. Martin,

I resign in my capacity as a member of Board of NMT Medical, Inc. including my capacity as a member of any Committee to include Audit Committee Chairman and as a member of the Joint Compensation and Options Committee. I previously provided oral notice of my decision to resign as Chairman of the Board on August 20, 2010 as reflected in the Board minutes of the August 20, 2010 telephonic Board meeting.

My resignation from the Board is necessitated by the August 20, 2010 action of the Board of Directors to elect a non-independent director, the Chief Operating Officer, as the Chairman of the Board of Directors although he reports directly to you in your role as President and Chief Executive Officer. I believe this action is a strong indication of the Board of Directors’ unwillingness to “maintain their commitment to the highest levels of ethical conduct and corporate governance” as NMT Medical has publicly stated.

Sincerely,

/s/ James J. Mahoney, Jr.

James J. Mahoney, Jr.